FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C. 20549


                          Report on Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934


                               July 25, 2001


                        VOCALTEC COMMUNICATIONS LTD.
              -----------------------------------------------
              (Translation of Registrant's Name into English)
                              2 Maskit Street
                           Herzliya 46733, Israel
                  ----------------------------------------
                  (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                              -----


Attached hereto and incorporated by reference herein is Registrant's Immediate Press Release as follows:

                  (i) Release, dated July 24, 2001, entitled "VocalTec Announces Second Quarter Results."


                THE INFORMATION IN THIS FORM 6K OF VOCALTEC
            COMMUNICATIONS LTD. (THE "COMPANY") IS INCORPORATED
               BY REFERENCE INTO THE FORM F-3 OF THE COMPANY,
          REGISTRATION NUMBER 333-8764, FILED WITH THE SECURITIES
                  AND EXCHANGE COMMISSION ON MAY 13, 1998.



                                 SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              VOCALTEC COMMUNICATIONS LTD.
                              (Registrant)


                              By: /s/ Hugo Goldman
                                 ------------------------------
                                 Hugo Goldman
                                 Chief Financial Officer


Dated: July 25, 2001



                 VOCALTEC ANNOUNCES SECOND QUARTER RESULTS


HERZLIA, ISRAEL, July 24, 2001 - VocalTec Communications Ltd. (NASDAQ:
VOCL) announced today financial results for the second quarter ended June 30, 2001 that were consistent with management's revised guidance on July 2, 2001.

Revenues for the second quarter of 2001 were $5.5 million, representing a decrease of 46% from the second quarter of 2000. Excluding extraordinary items, the Company reported a loss from continuing operations of $7.3 million, or $0.61 per share, compared to a loss from continuing operations of $3.5 million, or $0.29 per share, in the second quarter of 2000. The net loss in the second quarter of 2001 was $14.6 million, or $1.20 per share, versus $4.8 million, or $0.40 per share, in the second quarter of 2000.

Commenting on the results, Dr. Elon Ganor, Chairman and CEO of VocalTec stated, "this has been a difficult quarter for the VoIP industry as a whole. We are focusing our attention on our core business, customer commitments, and key product developments while reducing expenses. Once the cost reduction measures take full effect, we anticipate reducing operating expenses by about 40%."

Extraordinary items in the second quarter included a restructuring charge of $1.8 million and an inventory write-down of approximately $1 million, resulting in a net loss from continuing operations of $10.2 million, or $0.84 per share. In addition, losses from discontinued operations of TrulyGlobal amounted to $4.5 million.

"We are still aiming to achieve breakeven in the first quarter of 2002," said Ira Palti, COO of VocalTec. "We are continuing to pursue some large deals. Sales cycles continue to be very long and visibility very low, making the likelihood of achieving this goal by Q1 2002 increasingly difficult to assess."

About VocalTec
VocalTec Communications Ltd. (NASDAQ: VOCL) is a world leader in providing software-driven solutions for the deployment of next-generation, IP-based international and long-distance telephony networks and related enhanced services. Racking up more years of Voice Over Internet Protocol (VOIP) experience than anyone else in the industry with carriers such as Verizon, Deutsche Telekom, Global One, Marconi, ITXC and the China Telecom PTAs, VocalTec is renowned for its highly intelligent routing and business powering enhanced services. VocalTec multiple services platforms are commercially deployed in over 100 countries, supporting H.323 and SIP today, with MGCP and other Softswitch technologies coming during the course of 2001. VocalTec world-leading services include International and Long-Distance Calling, Voice VPN, Calling Card, Exchange Carrier and Voice-enhanced E-Commerce. These services are deployed in large, multinational carriers and are used by hundreds of call centers and millions of end-users. Visit us at www.vocaltec.com

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

For more information contact:

Adam Schwartz
Vorhaus & Company Inc.
Public Relations for VocalTec
Tel: 212-554-7448
aschwartz@vorhaus.com

Carmen Deville
Investor Relations Manager
VocalTec Communications, Ltd.
Tel: 201-228-7000 x6208
carmen_deville@vocaltec.com